UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATION FOR QUALIFICATION OF INDENTURE

UNDER THE TRUST INDENTURE ACT OF 1939

Akorn, Inc.

(Name of applicant)

1925 W. Field Court, Suite 300

Lake Forest, Illinois 60045

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

TITLE OF CLASS	AMOUNT
Series A Contingent Value Rights	$60,000,000

Approximate date of proposed public offering:

Upon, or as soon as practicable after, the entry of the Order and Final Judgment referred to herein.

Joseph Bonaccorsi, Esq.

Executive Vice President, General Counsel and Secretary

Akorn, Inc.

1925 W. Field Court, Suite 300

Lake Forest, Illinois 60045

(847) 279-6100

(Name and address of agent for service)

With a copy to:

Paul H. Zumbro, Esq.

Nicholas A. Dorsey, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

(212) 474-1000

The Issuer (as defined herein) hereby amends this Application (as defined herein) on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application, or (ii) such date as the Commission (as defined herein), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Issuer.

GENERAL

1.       General Information

Akorn, Inc. (the “Issuer”) is a corporation organized under the laws of the State of Louisiana.

2.       Securities Act Exemption Available.

On August 9, 2019, the Issuer and the other defendants in a putative class action litigation captioned In re Akorn, Inc. Data Integrity Securities Litigation, C.A. No. 18-cv-1713 (N.D. Ill.) (the “Securities Class Action”) concerning certain alleged violations of the Securities Exchange Act of 1934, as amended, entered into a Stipulation and Agreement of Settlement (the “Securities Class Action Settlement Agreement”) to resolve the Securities Class Action and the claims of the putative class (the “Class Claims”), and lead plaintiffs filed a motion for preliminary approval of the Securities Class Action Settlement Agreement and certain related matters. The Securities Class Action Settlement Agreement was filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on August 12, 2019.

The terms of the Securities Class Action Settlement Agreement provide for the release of the Class Claims by the putative class in exchange for a combination of (i) up to $30 million in insurance proceeds from the Issuer’s D&O insurance policies, (ii) the issuance by the Issuer of approximately 6.5 million shares of the Issuer’s common stock and any additional shares of the Issuer’s common stock that are released as a result of the expiration of out of the money options, outstanding as of August 9, 2019, through December 31, 2024 (collectively, the “Settlement Shares”) and (iii) the issuance by the Issuer of the Series A Contingent Value Rights (the “CVRs”) under the Contingent Value Rights Agreement (the “Indenture”) between the Issuer and the trustee named therein (the “Trustee”) to be (x) executed upon, or as soon as practicable after, the final approval of the settlement by the United States District Court for the Northern District of Illinois (the “Court”) and (y) qualified by this Application for Qualification (this “Application”). For more detailed information on the Indenture, see Item 8, “Analysis of Indenture Provisions”.

The Securities Class Action Settlement Agreement is subject to numerous terms and conditions including, among other things, (i) the unilateral right of the Issuer and the other defendants in the Securities Class Action to terminate the Securities Class Action Settlement Agreement if persons who purchased a number of shares exceeding an agreed threshold validly opt out of and elect not to participate in or be bound by its terms and (ii) final approval of the settlement by the Court. There can be no guarantee that the Issuer and the other defendants will not exercise their termination right or that the Securities Class Action Settlement Agreement will receive the Court’s approval.

Subject to the Court’s approval and the Issuer’s termination right, the Settlement Shares and the CVRs will be issued pursuant to the exemption from registration provided by Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”). Section 3(a)(10) of the Securities Act provides an exemption from registration under the Securities Act for securities issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed the securities will be issued in such exchange have the right to appear, by any court or other governmental authority that is expressly authorized by law to grant such approval.

The three main elements of the Section 3(a)(10) exemption are (a) an exchange of outstanding securities, claims or property interests, (b) a fairness hearing and (c) court approval of the issuance of securities in exchange for securities, claims or property interests. As described below, and in the Form of Notice of (I) Pendency of Class Action and Proposed Settlement; (II) Settlement Fairness Hearing; and (III) Motion for an Award of Attorneys’ Fees and Reimbursement of Litigation Expenses (the “Notice”) and the Form of Summary Notice of (I) Pendency of Class Action and Proposed Settlement; (II) Settlement Fairness Hearing; and (III) Motion for an Award of Attorneys’ Fees and Reimbursement of Litigation Expenses (the “Publication Notice”) incorporated herein by reference as Exhibits T3E.1 and T3E.2, respectively, each of these elements will be satisfied in connection with the issuance of the CVRs.

(a)       Exchange

Pursuant to the Securities Class Action Settlement Agreement, the CVRs, among other things, will be issued in exchange for the release of the Class Claims by the putative class.

(b)       Settlement Hearing

On August 26, 2019, the Court entered the Order Preliminarily Approving Settlement, Approving Form of Class Notice and Setting Hearing Date for Final Approval of Settlement (the “Preliminary Approval Order”), filed herewith as Exhibit T3D.1. Among other things, the Preliminary Approval Order (i) preliminarily approves the settlement; (ii) approves the form of the Notice and Publication Notice, and authorizes lead plaintiffs’ counsel to send the Notice to the members of the putative class and to cause the claims administrator to publish the Publication Notice; and (iii) sets the hearing date for final approval of the settlement (the “Settlement Hearing”) for December 3, 2019, or such other date as may be approved by the Court. The Settlement Hearing will be open to all members of the putative class, which includes every person entitled to receive the CVRs. All such persons will have the right to appear at the Settlement Hearing. Measures will be taken pursuant to the Preliminary Approval Order to provide relevant information and adequate and timely notice of the right to appear to all members of the putative class, including by mailing the Notice to all members of the putative class, publishing the Publication Notice in Investor’s Business Daily and transmitting the Publication Notice once over the PR Newswire. There will be no improper impediments to appearance by any member of the putative class at the Settlement Hearing.

(c)       Court Approval

The Issuer anticipates that, at the Settlement Hearing, the parties will seek the Court’s approval of the settlement and the Court will enter an order in, or substantially in, the form attached to the Securities Class Action Settlement Agreement as Exhibit B (the “Order and Final Judgment”). The Issuer has advised the Court in advance of the Settlement Hearing that it will rely on the Section 3(a)(10) exemption based on the Court’s approval of the issuance of the CVRs. The Issuer further anticipates that, at the Settlement Hearing, the Court will, among other things, (i) determine whether the proposed settlement on the terms and conditions provided for in the Securities Class Action Settlement Agreement is fair, reasonable and adequate to the putative class; and (ii) find, before approving the issuance of the CVRs to the putative class pursuant to an exemption from registration requirements under Section 3(a)(10) of the Securities Act, that the terms and conditions of the issuance are fair both procedurally and substantively to all persons and entities to whom the shares will be issued.

AFFILIATIONS

3.        Affiliates

For purposes of this Application only, certain directors and executive officers of the Issuer may be deemed to be “affiliates” of the Issuer by virtue of their positions with the Issuer. See Item 4, “Directors and Executive Officers”. In addition, certain persons may be deemed to be “affiliates” of the Issuer by virtue of their holdings of the voting securities of the Issuer. See Item 5, “Principal Owners of Voting Securities”.

MANAGEMENT AND CONTROL

4.       Directors and Executive Officers.

The names of and offices held by all current directors and executive officers of the Issuer, as of the date hereof, are set forth below. The mailing address for each director and executive officer is: c/o Akorn, Inc., 1925 W. Field Court, Suite 300, Lake Forest, Illinois 60045, and each director’s and executive officer’s telephone number is (847) 279-6100.

NAME	TITLE

Douglas S. Boothe	President and Chief Executive Officer
Duane A. Portwood	Executive Vice President and Chief Financial Officer
Joseph Bonaccorsi	Executive Vice President, General Counsel and Secretary
Randall E. Pollard	Senior Vice President, Finance and Chief Accounting Officer
Jonathan Kafer	Executive Vice President, Chief Commercial Officer
Christopher C. Young	Executive Vice President, Global Operations
Erislandy Dorado-Boladeres	Executive Vice President of Global Quality
Alan Weinstein	Director, Chairman of the Board
Kenneth S. Abramowitz	Director
Adrienne L. Graves	Director
Ronald M. Johnson	Director
Steven J. Meyer	Director
Thomas G. Moore	Director
Terry Allison Rappuhn	Director
Brian Tambi	Director

5.       Principal Owners of Voting Securities.

The Issuer furnishes the following information as to each person owning 10% or more of the voting securities of the Issuer as of the dates specified in the footnotes to this table.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned		Percent of Voting Securities Owned
Rao Akella 121 Stonegate Road Lake Forest, Illinois 60045	Common Shares	26,045,251	(1)	20.7%
BlackRock, Inc. 55 East 52nd Street New York, New York 10055	Common Shares	15,707,461	(2)	12.5%

(1)	The stock ownership of Rao Akella is as of July 19, 2019, as reflected in the Schedule 13D filed with the Commission on July 19, 2019.

(2)	The stock ownership of BlackRock, Inc. is as of December 31, 2018, as reflected in the Schedule 13G/A filed with the Commission on January 24, 2019.

UNDERWRITERS

6.       Underwriters

(a)       Within the three years prior to the date of the filing of this Application, no person has acted as an underwriter of any securities of the Issuer that are currently outstanding as of the date of this Application.

(b)       There is no proposed underwriter for the CVRs that are proposed to be issued in connection with the Indenture.

CAPITAL SECURITIES

7.       Capitalization

(a)       As of July 31, 2019, the Issuer had the following capitalization:

Title of Class	Amount Authorized	Amount Outstanding
Common stock	150,000,000	126,142,943
Preferred Stock	5,000,000	0

(b)       Holders of the Issuer’s common stock are entitled to one vote for each share of common stock registered in such Holder’s name.

INDENTURE SECURITIES

8.       Analysis of Indenture Provisions.

Subject to the Court’s approval and the Issuer’s termination right, the CVRs will be issued under the Indenture. However, as of the date of this Application, the Issuer has not yet entered into the Indenture, and the following general description of certain provisions of the Indenture is qualified in its entirety by reference to the form of the Indenture filed as Exhibit T3C hereto. Unless otherwise specified herein, all capitalized and otherwise undefined terms in this Item 8 shall have the meanings ascribed to them in the Indenture.

(a)       Events of Default; Withholding of Notice.

Under the Indenture, Event of Default, with respect to the CVRs, means each one of the following events, which shall have occurred and be continuing:

(1)	default in the payment by the Issuer pursuant to the terms of the Indenture of all or any part of any CVR Payment after a period of 10 Business Days after such CVR Payment shall become due and payable on the applicable Payment Date; or

(2)	material default in the performance, or breach in any material respect, of any covenant in respect of the CVRs (other than a covenant in respect of the CVRs, a default in the performance or breach of which is specifically dealt with elsewhere in the Indenture, and continuance of such default or breach for a period of 90 days after there has been given by registered or certified mail to the Issuer by the Trustee or to the Issuer and the Trustee by the Majority Holders, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” under the Indenture.

If an Event of Default occurs and is continuing, then, and in each and every such case, either the Trustee by notice in writing to the Issuer or the Trustee upon the written request of the Majority Holders by notice in writing to the Issuer and to the Trustee, may bring suit to protect the rights of the Holders, including to obtain payment for any amounts then due and payable.

The foregoing provisions described in this Item 8(a), however, are subject to the condition that if, at any time after the Trustee shall have begun such suit, and before any judgment or decree for the payment of the moneys due shall have been obtained or entered as hereinafter provided, the Issuer shall pay or shall deposit with the Trustee a sum sufficient to pay all amounts which shall have become due and such amount as shall be sufficient to cover reasonable compensation to the Trustee, its agents, attorneys and counsel, and all other expenses and liabilities incurred and all advances made by the Trustee, and if any and all Events of Default under the Indenture shall have been cured, waived or otherwise remedied as provided in the Indenture, then and in every such case the Majority Holders, by written notice to the Issuer and to the Trustee, may waive all defaults with respect to the CVRs, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default or shall impair any right consequent thereof.

If any condition which is, or with notice or lapse of time or both would become, an Event of Default has occurred and is known to the Trustee, then the Trustee will send the Holders a notice of any such condition within 90 days after it occurs, unless such default shall have been cured before the giving of such notice; provided that, except in the case of a default in the payment of the amounts payable in respect of any of the CVRs, the Trustee shall be protected in withholding such notice if and for so long as the board of directors, the executive committee, or a trust committee of directors or trustees and/or Responsible Officers of the Trustee in good faith determines that the withholding of such notice is in the interests of the Holders; provided further, that in the case of any material default in the performance, or breach in any material respect, of any covenant in respect of the CVRs (other than a covenant in respect of the CVRs, a default in the performance or breach of which is specifically dealt with elsewhere in the Indenture, and continuance of such default or breach for a period of 90 days after written notice thereof has been given by registered or certified mail to the Issuer by the Trustee or to the Issuer and the Trustee by the Majority Holders, no notice to the Holders shall be given until at least 30 days after the occurrence thereof.

(b)       Authentication and Delivery of the CVRs; Proceeds.

The Issuer’s chief executive officer, any president or vice president or any other individual duly authorized to act on behalf of the Issuer (each, an “Authorized Officer”) shall execute the Global Securities on behalf of the Issuer by manual or facsimile signature.

If an Authorized Officer whose signature is on a Global Security no longer holds that office at the time a Global Security is authenticated, the Global Security shall nevertheless be valid.

At any time and from time to time after the execution and delivery of the Indenture, the Issuer may deliver a Company Order for the authentication, as applicable, and delivery of CVRs, and the Trustee, in accordance with such Company Order, shall authenticate, as applicable, and deliver such CVRs as provided in the Indenture and not otherwise. In the case of Global Securities, such Company Order shall be accompanied by Global Securities executed by the Issuer and delivered to the Trustee for authentication in accordance with such Company Order.

No Global Security shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears on such CVR a certificate of authentication substantially in the form provided for in the Indenture duly executed by the Trustee, by manual or facsimile signature of an Authorized Officer, and such certificate upon any CVR shall be conclusive evidence, and the only evidence, that such Global Security has been duly authenticated and delivered under the Indenture and that the Holder is entitled to the benefits of the Indenture. Each Global Security shall be dated the date of its authentication.

Direct Registration Securities need not be authenticated, and shall be valid and obligatory for all purposes and shall entitle each Holder thereof to all benefits of the Indenture.

The Issuer will not receive any proceeds from the issuance of the CVRs pursuant to the Indenture.

(c)       Release of Property Subject to Liens.

The CVRs will be unsecured obligations and will not have the benefit of collateral.

(d)       Satisfaction and Discharge.

The Indenture will, automatically and without any further action of any Party, terminate and be of no force and effect and shall be satisfied and discharged, and the Parties thereto shall have no liability or obligations under the Indenture, at the earliest to occur of:

(i)       the consummation of a Change in Control; provided that, if a Change in Control Payment is due and payable pursuant to the terms of the Indenture, then upon making such payment on the Change in Control Payment Date;

(ii)       the Bankruptcy Claim Date (upon receipt of the Bankruptcy Claim);

(iii)       the Total Payment Cap Date; and

(iv)       the Annual Payment Date with respect to the Excess EBITDA Measuring Period ending on December 31, 2023; provided that, in the case of this clause (iv), if the cumulative Annual Payments that the Issuer has paid to, or caused to be paid or deposited with, the Trustee as of such Annual Payment Date (after giving effect to any Annual Payment to be made on such date) is less than the Total Payment Cap, then such date shall be extended to the Annual Payment Date with respect to the Excess EBITDA Measuring Period ending on December 31, 2025;

provided, however, that Sections 1.5 through 1.10, 1.12, 1.13, 1.16, 4.7, 7.2, 7.5, 8.2, Article 10 and Section 1.1 (to the extent related to the foregoing) of the Indenture shall survive termination of the Indenture in accordance with their terms.

(e)       Evidence of Compliance with Conditions and Covenants.

Upon any application or request by the Issuer to the Trustee to take any action under any provision of the Indenture, the Issuer shall furnish to the Trustee an Officer’s Certificate stating that, in the opinion of the signor, all conditions precedent, if any, provided for in the Indenture relating to the proposed action have been satisfied, and an Opinion of Counsel stating, subject to customary exceptions, that in the opinion of such counsel, all such conditions precedent, if any, have been satisfied, except that, in the case of any such application or request as to which the furnishing of any one of such documents is specifically required by any provision of the Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.

Every certificate or opinion with respect to satisfaction of a condition or compliance with a covenant provided for in the Indenture shall include: (i) a statement that each individual signing such certificate or opinion has read such condition or covenant and the definitions herein relating thereto; (ii) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (iii) a statement that, in the opinion of each such individual, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such condition has been satisfied or covenant has been complied with; and (iv) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

9.       Other Obligors.

No person, other than the Issuer, will be an obligor under the CVRs.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application comprises:

(a)       Pages numbered 1 to 7, consecutively.

(b)       The Statement of Eligibility and Qualification on Form T-1 of the Trustee under the Indenture to be Qualified pursuant to this Application.

(c)       The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the Trustee:

Exhibit T3A	Restated Articles of Incorporation of Akorn, Inc. dated September 16, 2004 (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 of Akorn, Inc. filed with the Commission on September 21, 2004).
Exhibit T3B	By-Laws of Akorn, Inc., as amended April 24, 2017 (incorporated by reference to Exhibit 3.1 of the Quarterly Report on Form 10-Q of Akorn, Inc. filed with the Commission on May 4, 2017).
Exhibit T3C	Form of Contingent Value Rights Agreement.
Exhibit T3D.1	Order Preliminarily Approving Settlement, Approving Form of Class Notice, and Setting Hearing Date for Final Approval of Settlement.
Exhibit T3D.2*	Order and Final Judgment.
Exhibit T3E.1	Form of Notice of (I) Pendency of Class Action and Proposed Settlement; (II) Settlement Fairness Hearing; and (III) Motion for an Award of Attorneys’ Fees and Reimbursement of Litigation Expenses.
Exhibit T3E.2	Form of Summary Notice of (I) Pendency of Class Action and Proposed Settlement; (II) Settlement Fairness Hearing; and (III) Motion for an Award of Attorneys’ Fees and Reimbursement of Litigation Expenses.
Exhibit T3F	Trust Indenture Act of 1939 Cross-Reference Table showing the location in the Indenture of the provisions inserted therein pursuant to sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C).
Exhibit 25.1*	Form T-1 Qualifying the Trustee under the Indenture to be Qualified pursuant to this Application.

* To be filed by amendment.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Akorn, Inc., a corporation organized under the laws of the State of Louisiana, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Lake Forest, and State of Illinois, on August 26, 2019.

AKORN, INC.

By:	/s/ Duane A. Portwood
Name:	Duane A. Portwood
Title:	Chief Financial Officer

Attested
By:	/s/ Joseph Bonaccorsi
Name: Joseph Bonaccorsi
Title: EVP, General Counsel and Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
Exhibit T3A	Restated Articles of Incorporation of Akorn, Inc. dated September 16, 2004 (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 of Akorn, Inc. filed with the Commission on September 21, 2004).
Exhibit T3B	By-Laws of Akorn, Inc., as amended April 24, 2017 (incorporated by reference to Exhibit 3.1 of the Quarterly Report on Form 10-Q of Akorn, Inc. filed with the Commission on May 4, 2017).
Exhibit T3C	Form of Contingent Value Rights Agreement.
Exhibit T3D.1	Order Preliminarily Approving Settlement, Approving Form of Class Notice, and Setting Hearing Date for Final Approval of Settlement.
Exhibit T3D.2*	Order and Final Judgment.
Exhibit T3E.1	Form of Notice of (I) Pendency of Class Action and Proposed Settlement; (II) Settlement Fairness Hearing; and (III) Motion for an Award of Attorneys’ Fees and Reimbursement of Litigation Expenses.
Exhibit T3E.2	Form of Summary Notice of (I) Pendency of Class Action and Proposed Settlement; (II) Settlement Fairness Hearing; and (III) Motion for an Award of Attorneys’ Fees and Reimbursement of Litigation Expenses.
Exhibit T3F	Trust Indenture Act of 1939 Cross-Reference Table showing the location in the Indenture of the provisions inserted therein pursuant to sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C).
Exhibit 25.1*	Form T-1 Qualifying the Trustee under the Indenture to be Qualified pursuant to this Application.

* To be filed by amendment.